SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 33-5516-LA


 X - Form 10-K and Form 10-KSB

   - Form 20-F      Form 10-Q and Form 10-QSB       Form N-SAR

For the Period eded:  June 30, 1998.

   - Transition Report on Form 10-k and Form 10-KSB

   - Transition Report on Form 20-F

   - Transition Report on Form 11-K

   - Transition Report on Form 10-Q and Form 10-QSB

   - Transition Report on Form N-SAR

For the transition period ended:  N/A.

Nothing in this form shall be construed to imply that the Commsission has ver-ified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: NA

PART I
REGISTRANT INFORMATION

Full name of registrant:                Beeper Plus, Inc.

Former name if applicable:              N/A.

Address of principal executive office:  3900 Paradise Road, Ste 201.

City, state and zip code:               Las Vegas, NV 89109.

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.) X
                           ---

  (a) The reasons described in reasonable detail in Part III of ths form could not be eliminated without unreasonable effort or expense;

  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calender day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Subsequent to the balance sheet date but prior to the filing of this report, The Company made a loan in the amount of $100,000 to a related party for which the repayment terms have not been disclosed. Since this is a material subse-quent event, Generally Accepted Accounting Principles require the disclosure in the financial statements of the existence and terms of the loan. The account-ants report on the financial statements for inclusion in the Form 10-K cannot be issued until all relevant facts regarding this loan have been disclosed.


PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notifi-
    cation.   Aaron Tveter / Joseph F. Zerga, Ltd.   (702) 732-2775.

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                   Yes  X     No
                                       ---       ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                    Yes       No  X
                                        ---      ---

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Net loss for the year ended June 30, 1998 is approximately $66,990.

Beeper Plus, Inc.
-------------------------------------------
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  9/29/98          By  Frank H. DeRenzo
     ------------------    -----------------------------
                            Frank H. DeRenzo, President

ATTENTION
Intentional misstatements or ommissions of fact constitute federal criminal violations.

Beeper Plus, Inc.
Form 12b-25
for Form 10-K
June 30, 1998


Attachment - Form 12b-25 Part II (c):

Subsequent to the balance sheet date but prior to the filing of this report, the Company made a loan in the amount of $100,000 to a related party for which the repayment terms have not been disclosed. Since this is a material subsequent event, Generally Accepted Accounting Principles require the disclosure in the financial statements of the existence and terms of the loan. The accountants report on the financial statements for inclusion in the Form 10-K cannot be issued until all relevant facts regarding this loan have been disclosed.


Joseph F. Zerga                 9/29/98
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Joseph F. Zerga, CPA            Date